SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Apptio, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

03835C108

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03835C108

1.	Names of Reporting Persons. Madrona Venture Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,199,786
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,199,786
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,199,786 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 43.0% (2) (3)
12.	Type of Reporting Person PN

(1)	The Reporting Person is deemed to beneficially own such shares as a result of beneficial ownership of 5,199,786 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 5,199,786 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
(3)	The 5,199,786 shares of Class B Common Stock held by the Reporting Person represent 13.6% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 16.2% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Madrona Venture Fund III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,199,786
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,199,786
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,199,786 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 43.0% (2) (3)
12.	Type of Reporting Person PN

(1)	The Reporting Person is deemed to beneficially own such shares as a result of beneficial ownership 5,199,786 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 5,199,786 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
(3)	The 5,199,786 shares of Class B Common Stock held by the Reporting Person represent 13.6% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 16.2% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Madrona Investment Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,199,786
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,199,786
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,199,786 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 43.0% (2) (3)
12.	Type of Reporting Person PN

(1)	The Reporting Person is deemed to beneficially own such shares as a result of beneficial ownership of 5,199,786 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 5,199,786 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
(3)	The 5,199,786 shares of Class B Common Stock held by the Reporting Person represent 13.6% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 16.2% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Madrona III General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,199,786
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,199,786
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,199,786 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 43.0% (2) (3)
12.	Type of Reporting Person OO (limited liability company)

(1)	The Reporting Person is deemed to beneficially own such shares as a result of beneficial ownership of 5,199,786 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 5,199,786 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
(3)	The 5,199,786 shares of Class B Common Stock held by the Reporting Person represent 13.6% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 16.2% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Matt McIlwain
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 30,000
	6.	Shared Voting Power 5,199,786
	7.	Sole Dispositive Power 30,000
	8.	Shared Dispositive Power 5,199,786
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,229,786 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 43.1% (2) (3)
12.	Type of Reporting Person IN

(1)	The Reporting Person is deemed to beneficially own such shares as a result of beneficial ownership of 5,199,786 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election, and options to purchase 30,000 shares of Class B Common Stock exercisable within 60 days of December 31, 2016.
(2)	Based on (a) 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016; plus (b) 5,199,786 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Persons; plus (c) 30,000 shares of the Issuer’s Class B Common Stock issuable upon exercise of options held by the Reporting Person as of December 31, 2016, and which are exercisable within 60 days of December 31, 2016.
(3)	The 5,229,786 shares of Class B Common Stock held by the Reporting Person represent 13.6% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 16.3% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Tom A. Alberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,199,786
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,199,786
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,199,786 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 43.0% (2) (3)
12.	Type of Reporting Person IN

(1)	The Reporting Person is deemed to beneficially own such shares as a result of beneficial ownership of 5,199,786 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 5,199,786 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
(3)	The 5,199,786 shares of Class B Common Stock held by the Reporting Person represent 13.6% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 16.2% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Paul Goodrich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,199,786
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,199,786
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,199,786 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 43.0% (2) (3)
12.	Type of Reporting Person IN

(1)	The Reporting Person is deemed to beneficially own such shares as a result of beneficial ownership of 5,199,786 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 5,199,786 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
(3)	The 5,199,786 shares of Class B Common Stock held by the Reporting Person represent 13.6% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 16.2% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Len Jordan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,199,786
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,199,786
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,199,786 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 43.0% (2) (3)
12.	Type of Reporting Person IN

(1)	The Reporting Person is deemed to beneficially own such shares as a result of beneficial ownership of 5,199,786 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(3)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 5,199,786 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 5,199,786 shares of Class B Common Stock held by the Reporting Person represent 13.6% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 16.2% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Tim Porter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,199,786
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,199,786
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,199,786 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 43.0% (2) (3)
12.	Type of Reporting Person IN

(1)	The Reporting Persons are deemed to beneficially own such shares as a result of beneficial ownership of 5,199,786 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 5,199,786 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
(3)	The 5,199,786 shares of Class B Common Stock held by the Reporting Person represent 13.6% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 16.2% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Scott Jacobson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,199,786
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,199,786
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,199,786 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 43.0% (2) (3)
12.	Type of Reporting Person IN

(1)	The Reporting Person is deemed to beneficially own such shares as a result of beneficial ownership of 5,199,786 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 5,199,786 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
(3)	The 5,199,786 shares of Class B Common Stock held by the Reporting Person represent 13.6% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 16.2% of the combined voting power of the Class A and Class B Common Stock.

Item 1(a)	Name of Issuer:

Apptio, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11100 NE 8th Street, Suite 600

Bellevue, WA 98004

Item 2(a)	Name of Person Filing:

(1) Madrona Venture Fund III, L.P. (“MVF III”), (2) Madrona Venture Fund III-A, L.P. (“MVF III-A”), (3) Madrona Investment Partners III, L.P. (“MIP III”), (4) Madrona III General Partner, LLC (“MGP III”) (collectively, the “Reporting Entities” and each, a “Reporting Entity”); and (5) Matt McIlwain, (6) Tom A. Alberg, (7) Paul Goodrich, (8) Len Jordan, (9) Tim Porter and (10) Scott Jacobson (collectively, the “Managing Directors” and each, a “Managing Director”). The Reporting Entities and the Managing Directors are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is:

999 Third Avenue, 34th Floor

Seattle, WA 98104.

Item 2(c)	Citizenship:

MGP III is a Delaware limited liability company. Each of MVF III, MVF III-A, and MIP III is a Delaware limited partnership. Each Managing Director is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number:

03835C108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

	☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

MVF is the record owner of 5,000,040 shares of Class B Common Stock as of December 31, 2016, and MVF III-A is the record owner of 199,746 shares of Class B Common Stock as of December 31, 2016 (collectively, the “Entity Shares”). MIP III, as the general partner of MVF III and MVF III-A, and MGP III, as the general partner of MIP III, may be deemed to own the Entity Shares. As managing directors of MGP III, the Managing Directors may be deemed to own the Entity Shares. By virtue of their relationship as affiliated entities that have overlapping general partners and managing directors, each of the Reporting Entities may be deemed to share the power to direct the disposition and vote of the Entity Shares.

Mr. McIlwain is the beneficial owner of 30,000 shares of Class B Common Stock as of December 31, 2016.

(b)	Percent of class:

Based on 6,900,000 shares of Class A Common Stock outstanding as of December 31, 2016, the Reporting Persons may be deemed to be the beneficial owner of 43.0% of the Company’s Class A Common Stock as of December 31, 2016, except that Mr. McIlwain may be deemed to be the beneficial owner of 43.1% of the Company’s Class A Common Stock as of December 31, 2016.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Each Reporting Person disclaims beneficial ownership of the Entity Shares except to the extent of the Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

MADRONA VENTURE FUND III, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA VENTURE FUND III-A, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA INVESTMENT PARTNERS III, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA III GENERAL PARTNER, LLC

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

/s/ Matt McIlwain
Matt McIlwain

/s/ Tom A. Alberg
Tom A. Alberg

/s/ Paul Goodrich
Paul Goodrich

/s/ Len Jordan
Len Jordan

/s/ Tim Porter
Tim Porter

/s/ Scott Jacobson
Scott Jacobson